CRESCENT BIOPHARMA, INC.
300 Fifth Avenue
Waltham, MA 02451
January 13, 2026
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549
Attention:     Jessica Dickerson
Re:    CRESCENT BIOPHARMA, INC.
Registration Statement on Form S-1 (Registration No. 333-292600)
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (Registration No. 333-292600) (as amended, the “Registration Statement”) of Crescent Biopharma, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on January 15, 2026, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Wesley C. Holmes at (617) 948-6027.
If you have any questions regarding the foregoing, please do not hesitate to contact Peter N. Handrinos at (617) 948-6060 or Wesley C. Holmes at (617) 948-6027, of Latham & Watkins LLP. Thank you in advance for your consideration.
Very truly yours,
CRESCENT BIOPHARMA, INC.

By:	/s/ Barbara H. Bispham
Name:	Barbara H. Bispham
Title:	General Counsel

cc:	Peter N. Handrinos, Latham & Watkins LLP
Wesley C. Holmes, Latham & Watkins LLP